Transcontinental Realty Investors, Inc. SC TO-T

Exhibit 99(a)(1)(A)

OFFER TO PURCHASE FOR CASH
Up to 100,000 Outstanding Shares of Common Stock
of
INCOME OPPORTUNITY REALTY INVESTORS, INC.
at
$18 Net Per Share
by
TRANSCONTINENTAL REALTY INVESTORS, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 PM LOCAL
NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 15, 2025,
UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME,
AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer (as defined below) is being made by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) which has its common stock listed and traded on the NYSE to purchase up to 100,000 of the outstanding shares of Common Stock, par value $0.01 per share (collectively the “Shares” or the “IOR Common Stock”) of Income Opportunity Realty Investors, Inc., a Nevada Corporation (“IOR”) which are not currently owned by TCI or one of its affiliates, at a price of $18 per Share net to the seller in cash, without interest and less taxes required to be withheld (the “Offer Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). All references to this Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and Letter of Transmittal, respectively. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares. After the completion of the Offer and the satisfaction or waiver of the conditions defined below, TCI expects to own additional Shares and will then make a determination of what TCI’s future plans or proposals may be with respect to IOR.

The Board of Directors of IOR, each of whom are also members of the Board of Directors of TCI, have made NO recommendation to IOR stockholders on whether to accept the Offer and tender their shares in the Offer. There is No financing condition to the Offer. The Offer is subject to various conditions (see Section 15 - Conditions of the Offer.) A summary of the principal terms of the Offer appears on pages 1 through 10. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:	The Depositary for the Offer is:

D.F. King & Co., Inc.	Equiniti Trust Company LLC
48 Wall Street, 22nd Floor	55 Challenger Road
New York, New York 10005	Suite # 200
Toll Free (800) 431-9643	Ridgefield Park, NJ 07660
Email: ior@dfking.com	Attn:Reorganization Department
(877) 248-6417

December 16, 2024

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer prior to the expiration date of the Offer (as same may be extended), this is what you must do:

●	If you are a record holder (i.e., a stock certificate representing shares of IOR Common Stock has been issued you or you hold share of IOR Common Stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents along with your stock certificate to Equiniti Trust Company LLC, the Depositary for the Offer, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach Equiniti Trust Company LLC, the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 - Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

●	If you are a record holder but your stock certificate is not available or you cannot deliver it before the Offer expires, to Equiniti Trust Company LLC, the Depositary for the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call D.F. King & Co., Inc., the Information Agent for the Offer, at (800) 431-9643 toll free, if you require assistance. See “Section 3 - Procedure for Accepting the Offer and Tendering Shares” for further details.

●	If you hold your Shares through a broker, dealer, trust company, bank or other nominee you must contact your broker, dealer, trust company, bank or other nominee and give instructions that your Shares be tendered.

*          *          *

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at the address and telephone number set forth below or on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related materials may be obtained from D.F. King & Co., Inc., the Information Agent for the Offer or from your broker, dealer, bank, trust company or other nominee.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:	The Depositary for the Offer is:

D.F. King & Co., Inc.	Equiniti Trust Company LLC
48 Wall Street, 22nd Floor	55 Challenger Road
New York, New York 10005	Suite # 200
Toll free (800) 431-9643	Ridgefield Park, NJ 07660
Email: ior@dfking.com	Attn:Reorganization Department
(877) 248-6417

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF INCOME OPPORTUNITY REALTY INVESTORS, INC. AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING AUTHORIZED BY EITHER INCOME OPPORTUNITY REALTY INVESTORS, INC. OR TRANSCONTINENTAL REALTY INVESTORS, INC.

SUMMARY TERM SHEET

This summary term sheet highlights material provisions of this Offer to Purchase and may not contain all of the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the complete terms, descriptions and explanations contained in this Offer to Purchase, the documents incorporated by reference or otherwise referred herein, and in the related Letter of Transmittal provided with this Offer to Purchase. Questions or requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at the address and telephone number as set forth on the back cover of this Offer to Purchase.

All references in this Offer to Purchase to “Offeror,” “we,” “our” or “us” mean Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”). All references in this Offer to Purchase to “IOR” refer to Income Opportunity Realty Investors, Inc., a Nevada corporation. Section references are included to direct you to a more complete description of the topics discusses in the Offer to Purchase.

SECURITIES SOUGHT:	Up to 100,000 Issued and Outstanding Shares of IOR Common Stock, Par Value $0.01 per share (collectively the “Shares” or the “IOR Common Stock”).
CONSIDERATION OFFERED PER SHARE:

$18 per Share, net to the seller cash, without interest (the “Offer Price”). Any payments made as consideration for the Shares tendered into and accepted in the Offer will be reduced by any applicable withholding taxes, and no interest will be paid thereon.

SCHEDULED INITIAL EXPIRATION TIME:	5:00 pm local New York City Time, on Jaunuary 15, 2025.
OFFEROR:	Transcontinental Realty Investors, Inc., a Nevada corporation.
MINIMUM CONDITION:	Prior to the Initial Expiration Time of the Offer (as same may be extended as set forth below) there must be validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the official expiration time of the Offer) and not properly withdrawn a number of Shares that, together with any other Shares beneficially owned by the Offeror and its Affiliate, constitute at least 91% of the total number of then outstanding Shares of IOR on a fully diluted basis. This condition is referred to as the “Minimum Condition.”

OTHER INFORMATION:

The Offer is intended by TCI to increase its ownership of IOR Common Stock to over 91% of the issued and outstanding IOR Common Stock, when TCI’s current ownership is added to that of its Affiliate, Reality Advisors, Inc., a Nevada corporation (“RAI”). TCI currently owns 3,381,570 Shares (approximately 83.16% of the IOR Common Stock outstanding) and RAI currently owns 269,299 Shares (approximately 6.62% of the IOR stock outstanding) out of current IOR Common Stock outstanding of 4,066,178. 91% of the current IOR Common Stock outstanding would be 3,700,222 shares which means that only 49,353 Shares need be validly tendered and not withdrawn prior to the initial expiration time in order to satisfy the “Minimum Condition”.

The Offer will expire at 5:00 pm local New York City Time, on January 15, 2025, (the “Initial Expiration Time” unless the Offer is extended, the Initial Expiration Time of the Offer as extended is the “Expiration Time.”) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff, or the NYSE. In addition, if, on any then - scheduled expiration time of the Offer, (i) any of the conditions of the Offer (see “Section 15-Conditions of the Offer”) have not been satisfied or waived, we may extend the Offer for one or more periods of not more than 10 business days each (the length of any such extension to be determined solely by the Offeror) and (ii) the Minimum Condition has not been satisfied and all other conditions of the Offer (see “Section 15 - Conditions of the Offer”) have been satisfied or waived, if requested by IOR, we are required to, extend the Offer for one or two periods of not more than 10 business days each (the length of any such extension to be determined by the Offeror). However, in no event will we be required to extend the Offer beyond (1) the date on which all of the conditions and requirements of the Offer are satisfied or waived, or (2) May 31, 2025 (such date, the “Outside Date”). Notwithstanding the foregoing, we will extend the Offer for any period required by any rule, regulation or interpretation or position of the SEC or its staff or the NYSE.

In addition, if following the Initial Expiration Time of the Offer (as may be extended in accordance with these terms), TCI, together with RAI, directly or indirectly owns less than ninety-one percent (91%) of the outstanding Shares, we may elect to purchase all Shares tendered and provide for a further extension or subsequent extension of this Offer or subsequent offering period (as defined below) of not less than ten (10) business days (or such other duration as reasonably agreed to by the Offeror and IOR, in accordance with Rule 14d-11 of the Securities Act of 1934, as amended (the “Exchange Act”). See “Section 1- Terms of the Offer” and “Section 13- The Transaction Documents”. A “Subsequent Offering Period,” if included, is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which any remaining stockholders may tender but not withdraw, their Shares and receive the Offer price.

If we decide or are required to extend the Offer, or if we offer a subsequent offering period, we will issue a press release setting forth the new date at which the Offer will expire no later than 9:00 a.m. New York City time, on the next Business Day after the previously scheduled expiration date of the Offer.

NO IOR RECOMMENDATION:	The members of the IOR Board of Directors, each of whom is also a member of the Board of Directors of TCI, have made NO recommendation about the Offer or its price and no comment, opinion or recommendation should be inferred by their respective declination to speak about the Offer.

NEITHER IOR NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMEN-DATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. NO DIRECTOR OR EXECUTIVE OFFICER OF IOR HOLDS ANY SHARES.

CONDITIONS AND TERMINATION:

The Offer is subject to customary conditions and, among other things, TCI is not required to complete the Offer unless the Minimum Condition has been satisfied. As of the date the Offer is made, the minimum number of Shares tendered required to satisfy the Minimum Condition would be approximately 49,353 Shares. The Offer is not conditioned on TCI obtaining financing. See “Section 15 - Conditions of the Offer” in this Offer to Purchase for a descriptions of other conditions to the Offer and Offeror’s rights to terminate.

PROCEDURES FOR TENDERING:	If you wish to accept the Offer, please do the following:
●

If you are a record holder (i.e., stock certificate representing shares of IOR Common Stock has been issued to you or you hold Shares of IOR Common Stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents along with your stock certificate to Equiniti Trust Company LLC, the Depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 - Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

●

If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed delivery. Please call D.F. King & Co., Inc., the Information Agent for the Offer at (800) 431-9643 toll free if you require assistance. See “Section 3 - Procedure for Accepting Offer and Tendering Shares” for further details.

●

If you hold your Shares through a broker, dealer, trust company, bank or other nominee you must contact your broker, dealer, trust company, bank or other nominee and give instructions that your Shares be tendered.

WITHDRAWAL RIGHTS:

If, after tendering your Shares in the Offer you decide you do not want to accept the Offer, you may withdraw your Shares by so instructing the Depositary in writing on or prior to the Initial Expiration Time of the Offer (as may be extended in accordance with the instructions below). Further, if we have not accepted your Shares for payment within sixty (60) calendar days of the commencement of the Offer, you may withdraw those Shares at any time after the sixty-day period, unless we do accept your Shares for payment prior to such withdrawal. Once Shares are accepted for payment, they cannot be withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee and you decide to withdraw in accordance with the Offer, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “Section 4 - Withdrawal Rights” for further details.

RECENT IOR TRADING PRICES:

On December 13, 2024, the last full trading day before the official announcement of the Offer, the reported closing price for the Shares on NYSE American Exchange was $18.35 per Share. See “Section 6 - Price Range of Shares; Dividends” for further details. Before deciding whether to tender your Shares into and accept the Offer, you should obtain a current market quotation for the Shares.

If the Offer is successful, we expect the Shares to continue to be traded on the NYSE American Exchange, although we expect the trading volume to be below the trading volume before the commencement of the Offer. Please note that the time period, if any, between completion of the Offer and new trading may be very short. See “Section 7 - Possible Effects of the Offer on the Market for the Shares” for further details.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS:

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Federal Income Tax purposes. In general, a U.S. holder (as defined in “Section 5 - Material U.S. Federal Income Tax Considerations”) will recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares. See “Section 5 - Material U.S. Federal Income Tax Considerations” for further details.

FURTHER INFORMATION:	You may contact D.F. King & Co., Inc., the Information Agent for the Offer at the address and telephone number listed below if you have any questions about the Offer.
The Information Agent for the Offer is:	D.F. King & Co., Inc. 48 Wall Street. 22nd Floor New York, New York 10005 Toll Free : (800) 431-9643 E-mail: ior@dfking.com

FREQUENTLY ASKED QUESTIONS

TCI is offering (the “Offer”) to purchase up to 100,000 of the issued and outstanding shares of Common Stock par value $0.01 per shares of Income Opportunity Realty Investors, Inc. (“IOR”), for $XX.00 per share, net to the seller in cash, without interest (the “Offer Price”). The following are answers to some of the questions you, as an IOR stockholder may have about the Offer. We urge you to carefully read this Offer to Purchase in its entirety and the Letter of Transmittal and the other documents to which we have referred because of the information in the Summary Term Sheet and this section is not complete. Additional important information is contained in the other sections of this Offer to Purchase and the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “Offeror,” “we,” “our”, “us” and “TCI” refer to Transcontinental Realty Investors, Inc., a Nevada corporation.

Who is offering to buy my securities?

The entity offering to purchase your Shares is Transcontinental Realty Investors, Inc., a Nevada corporation which has its common stock listed and traded on the NYSE under the symbol “TCI”. TCI is a Nevada corporation engaged in the real estate industry, primarily development and operation of multi-family residential properties. See “Introduction” to this Offer to Purchase and “Section 9 – Certain Information Concerning the Offeror.”

What securities are you offering to purchase?

TCI is offering to purchase up to 100,000 issued and outstanding shares of IOR Common Stock, par value $0.01 per share (collectively the “Shares” or the “IOR Common Stock”. See the “Introduction” to this Offer to Purchase and “Section 1 – Terms of the Offer.”

How much are you offering to pay for my securities, what is the form of payment and will I have to pay any fees or commissions?

TCI is offering to pay you $18 per Share in cash, without interest, less the applicable withholding taxes, if any. If you are the record holder of your shares (i.e., a stock certificate representing shares of IOR Common Stock has been issued to you in your name) and you directly tender your Shares to us in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make the payment?

Yes, we estimate that approximately $1,800,000 million will be needed to purchase 100,000 Shares validly tendered in the Offer, and approximately $140,000 to pay related fees and expenses (all such payments, collectively referred to as the “Necessary Payments”). TCI has the necessary funds to fully pay for the Necessary Payments through internally available working capital, principally cash. Consummation of the Offer is not subject to any financing condition. See “Section 10 – Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender the offer?”

No, we do not believe that our financial condition is relevant to your decision whether to tender Shares and accept the offer because:

●	the Offer is being made for up to 100,000 outstanding Shares solely for cash, and if you tender your Shares, you will have no further interest in IOR or any interest in TCI.

●	Consummation of the Offer is not subject to any financing condition. TCI has available working capital to make the Necessary Payments.

●	TCI has sufficient available funds to purchase 100,000 Shares validly tendered, and not properly withdrawn, in the Offer. See “Section 10 – Source and Amount of Funds.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition pursuant to which at least a sufficient number of outstanding Shares tendered in the Offer, together with the Shares currently owned by TCI and its Affiliate, and not properly withdrawn prior to the Expiration Time of the Offer (as may be extended) will at least equal 91% Share of the total outstanding Shares of IOR Common Stock.

Other conditions of the Offer are described in “Section 15 – Conditions of the Offer.” See also “Section 16 – Certain Legal Matters, Regulatory Approvals.” Consummation of the Offer is not conditioned upon any financing being obtained.

Is there any agreement governing the Offer?

No, only the Offer to Purchase and the Letter of Transmittal as well as the agreements with the Depository and the Information Agent.

Has IOR’s Board made a recommendation about the Offer?

The members of the Board of Directors of IOR are also members of the Board of Directors of TCI and accordingly have made NO recommendations whatsoever about whether stockholders should tender their Shares. NEITHER IOR NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENCATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER’S SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISION WHETHER TO TENDER SHARES AND IF SO, HOW MANY SHARES TO TENDER.

How long do I have to decide whether to tender my Shares in the Offer?

You have until 5:00 pm local New York City time, on January 15, 2025 to decide whether to tender your Shares in the Offer, unless the Offer is extended as described below. See “Section 1 – Terms of Offer.” If you cannot deliver everything required to make a valid tender to Equiniti Trust Company LLC, the Depository for the Offer (“Depository”) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “Section 3 – Procedure for Accepting the Offer and Tendering Shares.” In addition, if we decide to provide a subsequent offering period to the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, trust company, bank or other nominee, you should promptly contact your broker, dealer, trust company, bank or other nominee as they may require advance notification before the expiration time of the Offer (as may be extended accordance with the Offer to Purchase.

When and how will I be paid for my validly tendered Shares?

If the conditions to the Offer is set forth in “Section 15 – Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, TCI will pay you the Offer Price for each validly tendered and not properly withdrawn Share promptly following the expiration of the Offer. TCI does, however, expressly reserve the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment for Shares until satisfaction of all conditions to the Offer, including such conditions relating to governmental or regulatory approvals. Since the Offer is to purchase a limited number of Shares of IOR, Shares tendered may be subject to pro-ration if more than 100,000 Shares are tendered, unless TCI elects to purchase all Shares validly tendered.

TCI will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depository, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for the validly tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer such Shares as described in “Section 3 – Procedure for Accepting the Offer and Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See “Section 2 – Acceptance for Payment and Payment for Shares.”

Can the Offer be extended and under what circumstances?

Yes, if on the scheduled expiration time of the Offer, including following a prior extension, (i) any of the conditions of the Offer have not been satisfied or waived (other than any condition of the Offer that by its nature cannot be satisfied until the closing of the Offer, which will be required to be satisfied or waived at the closing of the Offer, TCI may extend the Offer for one or more periods of not more than ten business days each (the length of any such extension to be determined solely by the Offeror) and (ii) the Minimum Condition has not been satisfied and all other conditions of the Offer have been satisfied or waived (other than any condition of the Offer that by its nature cannot be satisfied until closing of the Offer, which will be required to be satisfied or waived at the Closing of the Offer). However, in no event will TCI be required to extend the Offer beyond (1) the date on which all of the conditions and requirements of the Offer are satisfied or waived, or (2) May 31, 2025 (such date, the “Outside Date”. Notwithstanding the foregoing, TCI will extend the Offer for any period required by any rule, regulation, interpretation,or position of the SEC, or its staff, or the NYSE. See “Section 1 – Terms of the Offer.”

How will I be notified if the Offer is extended?

If TCI decides to extend the Offer, TCI will inform the Depository of that fact and will make a public announcement of the extension no later than 9:00 a.m. New York City time, on the next Business Day after the date on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

●	If you are a record holder (i.e., a stock certificate representing shares of IOR Common Stock has been issued to you or you hold Shares of IOR Common Stock directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents along with your stock certificate to the Depositary or follow the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in “Section 3 – Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

●	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. Please call D.F. King & Co., Inc. the Information Agent for the Offer at (800) 431-9643 toll free if you require assistance. See “Section 3 – Procedure for Accepting the Offer and Tendering Shares” for further details.

●	If you hold your Shares through a broker, dealer, trust company, bank or other nominee you must contact your broker, dealer, trust company, bank or other nominee and give instructions that your Shares be tendered.

Until what time can I withdraw the validly tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time of the Offer (as may be extended in accordance with the terms of the Offer) by instructing the Depositary in writing on or prior to the Expiration Time of the Offer. Further, if TCI has not accepted your Shares for payment within sixty calendar days of the commencement of the Offer, you may withdraw them at any time after the sixty-day period until TCI does accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “Section 4 – Withdrawal Rights” for further details.

How do I withdraw the validly tendered Shares?

To withdraw validly tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares tendered in the Offer. If you validly tendered Shares by giving instructions to a broker, dealer, trust company or other nominee, you must instruct your broker, dealer, trust company or other nominee to arrange the withdrawal of your Shares. See “Section 4 – Withdrawal Rights.”

If all Shares are not tendered in the Offer or if the Minimum Condition is not met, will the Offer be followed by another transaction?

If TCI purchases Shares in the Offer and the other conditions are satisfied including the Minimum Condition, TCI will consider its alternatives for the future with respect to IOR. In addition, if TCI purchases Shares in the Offer and the Minimum Condition has been satisfied, TCI (if it acquires the Shares owned by its Affiliate) would have sufficient voting power to approve a Parent Subsidiary (short form) merger under Nevada Law without the affirmative vote of any other stockholder of IOR. That is, if pursuant to the Offer or otherwise, TCI and its Affiliate own in the aggregate in excess of 90% of the outstanding Shares, TCI , assuming TCI acquires the IOR Shares currently owned by its Affiliate, may be able to effect a short-form merger under Nevada law without any further action by the stockholders of IOR.

If I decide not to tender, how will the Offer affect my Shares?

IOR stockholders not tendering their Shares in the Offer will simply continue to own their Shares. However, there are possible effects of the Offer on the Market for the Shares, Stock Exchange listing, Margin Regulations and other matters. See “Section 7 – Possible Effects of the Offer on the Market for the Shares.”

Are appraisal rights available in the Offer?

Appraisal Rights are not available as a result of the Offer.

If TCI successfully completes the Offer, what will happen to the IOR Board?

If TCI accepts Shares for payment pursuant to the Offer and consummates the Offer by payment for such Shares, it is not contemplated that there will be any change in the members of the Board of Directors of IOR. However, each of the current members of the Board of Directors of IOR are also members of the Board of Directors of TCI, which is the primary reason for which NO recommendation on tendering Shares being made by the IOR Board.

What is the market value of my Shares as of a recent date?

On December 13, 2024, the last full trading day prior to the date of this Offer to Purchase, the reported closing price for the Shares on the NYSE American Exchange was $18.35. Before deciding whether to tender your Shares into and accept the Offer, you should obtain a current market quotation for the Shares.

What are the U.S. Federal income tax consequences of exchanging my Shares pursuant to the Offer for cash?

IOR stockholders who exchange Shares for cash pursuant to the Offer will incur a taxable transaction for U.S. Federal income tax purposes and may also have a taxable transaction under applicable state, local or non-U.S. income or other tax laws. In general, a U.S. Holder (as defined in “Section 5 – Material U.S. Federal Income Tax Considerations”) that exchanges Shares for cash pursuant to the Offer will recognize a gain or loss equal to the difference between (1) the amount cash received and (2) such U.S. Holder’s adjusted tax basis in its Shares. Payments made to a non-U.S. Holder (as defined in “Section 5 – Material U.S. Federal income tax Considerations”) with respect to Shares exchanged for cash pursuant to the Offer will not be subject to U.S. Federal income tax unless such non-U.S. Holder has certain connections to the United States. You are urged to consult your own competent tax advisor regarding the tax consequences to you of exchanging your Shares for cash pursuant to the Offer in light of your own particular circumstances. See “Section 5 – Material U.S. Federal Income Tax Consideration.”

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer at (212) 269-5550 (for banks and brokers) or (800) 431-9643 toll free with any questions you may have. See the back cover of this Offer to Purchase.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer, TCI will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn in accordance with the procedures set forth in “Section - 3 Procedure for Accepting the Offer and Tendering Shares” on or prior to the Initial Expiration Time. “Initial Expiration Time” means 5:00 pm local New York City time, at the end of the day on Wednesday, January 15, 2025, unless extended in which event such “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire.

The Offer is subject to the conditions set forth in “Section 15 - Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Condition (as herein after defined). Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any extension or amendment), TCI will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered not properly withdrawn prior to the Expiration Time. In addition, if, on any then-scheduled Expiration Time, (i) any of the conditions of the Offer (see “Section 15 - Conditions of the Offer”) have not been satisfied or waived, TCI may extend the Offer for one or more periods of not more than fifteen business days each (the length of any such extension to be determined by the Offeror) and (ii) the Minimum Condition has not been satisfied and all other conditions of the Offer (see “Section 15 - Conditions of the Offer”) have been satisfied or waived, if requested by IOR, TCI is required to, extend the Offer for one or two periods of not more than ten business days each (the length of any such extension to be determined by the Offeror). However, in no event will TCI be required to extend the Offer beyond (1) the date and time on which all of the conditions and requirements to the Offer are satisfied or waived, or (2) May 31, 2025 (such date, the “Outside Date”). Notwithstanding the foregoing, TCI will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, or its staff, or the NYSE. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares. See “Section 4 - Withdrawal Rights.”

TCI may provide for a subsequent offering period (as defined below) in accordance with Rule 14d-11 under the Exchange Act of not less than ten (10) business days (or such other duration as reasonably agreed to by the parties and one or more extensions thereof) if prior to the commencement of such subsequent offering period, TCI (together with Shares owned by its Affiliate) directly or indirectly owns (or would own after the actual purchase under the Offer) less than ninety one percent (91%) of the outstanding shares. During such time stockholders whose shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the Offer Price. TCI may extend the subsequent offering period provided that TCI is not permitted under U.S. Federal Securities laws to provide a subsequent offering period of more than twenty business days in the aggregate. TCI will not provide for such subsequent offering period if the number of Shares issuable to us pursuant to purchasing Shares tendered would allow us to obtain ownership of at least one (1) Share more than ninety-one percent (91%) of the then outstanding number of shares of IOR Common Stock (after giving effect to transfer to us of the Shares owned by our Affiliate RAI). The same Offer Price will be paid to stockholders tendering Shares in the Offer during the initial offering period or during an extension of a subsequent offering, if there is any. A “Subsequent Offering Period,” if included, is an additional period of time beginning after TCI has completed the purchase of Shares tendered during the Offer, during which any remaining stockholder may tender, but not withdraw, their Shares and receive the Offer Price.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, withdrawal rights will not apply to Shares tendered during a Subsequent Offering Period. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already would have been completed. For purposes of the Offer, a “Business Day” means any day other than a Saturday, Sunday or U.S. Federal Holiday and consists of the time period from 12:00 a.m. through 12:00 midnight, New York City time. We have not at this time made a final decision to provide or not provide a subsequent offering period if IOR does not otherwise request us to make such a period available. If TCI elects to provide or extend a subsequent offering, we will make a public announcement of such subsequent offering period or extension no later than 9:00 a.m., New York City time on the next Business Day after the Expiration Time or the date of termination of the prior subsequent offering period.

TCI also reserves the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer, provided that we have not been required to (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) waive or amend the Minimum Condition, (4) extend the Expiration Time (except to the extent required or permitted), (5) change the form of consideration payable in the Offer, (6) add to the Offer Conditions (as defined in “Section 13 - The Transaction Documents”) or impose any condition to the Offer other than the Offer Conditions, (7) otherwise amend, modify or supplement any of the conditions to the Offer set forth in “Section 15 - Conditions of the Offer” or terms of the Offer, in each case, in a manner adverse to the holders of Shares or (8) abandon or terminate the Offer, except as expressly provided.

If TCI makes a material change to the terms of the Offer or waive a material condition of the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes to the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view a tender offer must remain open for a minimum period of time following a material change in the terms of such tender offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of a tender offer. The release states that a tender offer should remain open for a minimum of five Business Days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and/or the percentage of securities sought, a minimum of ten Business Days generally must be required to allow adequate dissemination and investor response. Accordingly, if, prior to the Expiration Time, TCI increases the consideration to be paid for Shares in the Offer, and if the Offer is scheduled to expire at any time before the expiration of a period of ten Business Days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, TCI will extend the Offer at least until the expiration of that period of ten Business Days. If, prior to the Expiration Time, Offeror increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

TCI expressly reserves the right, in its sole discretion, subject to any applicable Rules or regulations of the SEC to extend or terminate or amend the Offer or waive any condition. Any extension, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make a public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement other than by making a release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time on the next business after the previously scheduled Expiration Time.

TCI has been provided with IOR’s current list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. TCI will send this Offer to Purchase and the related Letter of Transmittal and any other documents direct to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security listing for subsequent transmittal to beneficial owners of Shares.

The Offer is for any and all Shares up to 100,000 Shares, provided the Minimum Condition has been met. TCI currently intends to purchase only the 100,000 Shares sought by this Offer and if more than 100,000 Shares are tendered prior to the Expiration Time, it is expected that a pro-ration of tenders will occur resulting in a return of some number of Shares to holders of the excess Shares; provided however TCI reserves the right in its sole discretion to purchase all Shares tendered which would eliminate any pro-ration of Shares. If a pro-ration occurs, TCI will NOT consider pro-ration of tenders of Shares on a basis that first accepts all odd-lot tenders possible and then pro-rates the balance of Shares on a basis that best preserves the minimum continued listing standards of the NYSE American Exchange. However, to maintain the standards of the NYSE American Exchange TCI will engage in a straight pro-ration of Shares tendered.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of an extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time (within the meaning of Rule 14d-11 under the Exchange Act), TCI expressly reserves the right to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with applicable laws. If we decide to provide a Subsequent Offering Period, we will immediately accept for payment and pay for all Shares as they are tendered during the Subsequent Offering Period promptly (within the meeting of Rule 14d-11 under the Exchange Act).

TCI will pay for the Shares accepted for payment pursuant to the Offer by depositing the purchase price therefore with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you who have tendered Shares. Upon deposit of such funds with the Depositary, TCI’s obligation to make such payment will be satisfied and tendering stockholders must thereafter look to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases (including during any subsequent offering period), payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (1) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “Section 3 - Procedures for Accepting the Offer and Tendering Shares – Book-Entry Delivery”), (2) a properly completed and duly executed Letter of Transmittal with any required signature guarantees of an Agent’s Message (as defined in “Section 3 – Procedure for Accepting the Offer and Tendering Shares – Book-Entry Delivery”) in connection with a Book-Entry Transfer and (3) any other documents required by the Letter of Transmittal. For a description of the procedure for tendering Shares pursuant to the Offer, see “Section 3 – Procedure for Accepting the Offer and Tendering Shares.” Accordingly, Payment may be made by two tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For purposes of the Offer, TCI will be deemed to have accepted for payment the validly tendered Shares when, as and if TCI gives oral written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any validly tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more shares than are tendered, we will return the certificates (or cause the issuance of new certificates) representing the unpurchased or untendered Shares, without expense to you (or in the case of shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3 – Procedures for Accepting the Offer and Tendering Shares,” the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or withdrawal of the offer.

3.	Procedure for Accepting the Offer and Tendering of Shares.

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal properly completed and signed, together with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (1) you must deliver certificates for the Shares representing the validly tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (2) you must comply with the guaranteed delivery set forth below.

The method of delivery of Shares and all other required documents including through the Book-Entry Transfer Facility, is at your election and sole risk and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases you should allow sufficient time to ensure timely delivery.

The Tender of Shares pursuant to any one of the procedures described below will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (2) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (3) you have full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares upon the terms and subject to the conditions of the Offer.

Book-Entry Delivery.

The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Depositary Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through Book-Entry Transfer, either the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase at the Expiration Time, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does constitute delivery to the Depositary.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry confirmation stating that the Book-Entry Transfer Facility has received and express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Shares that are subject of such little Book-Entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Signature Guarantees.

All signatures on a Letter of Transmittal must be guaranteed by an financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and The New York Stock Exchange Medallion Signature Program (“MSP”) or any other eligible grantor institution (as that term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”, unless the Shares tendered are (1) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates for the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signature on the certificates for the Shares of stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the certificates representing the Shares are forwarded separately to the Depositary, and a properly completed and executed Letter of Transmittal must accompany each delivery of certificates for the Shares.

Guaranteed Delivery.

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by Book-Entry Transfer on an timely basis, you may nevertheless tender such Shares if all of the following conditions are met – the Notice of Guaranteed Delivery may be transmitted by telegram, facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup Withholding Tax.

A non-corporate Holder (as defined below in “Section 5 – Material U.S. Federal Income Tax Considerations”) may be subject to backup withholding tax at the applicable rate (currently 24%) with respect to cash payments received upon the exchange of Shares pursuant to the Offer unless an exemption applies. For an exemption to apply to a U.S. Holder (as defined in “Section 5 – Material U.S. Federal Income Tax Considerations”), such U.S. Holder must (1) timely provide the Depositary with a correct tax payer identification number and otherwise comply with certain certification procedures (generally by providing a properly completed IRS Form W-9 included with the Letter of Transmittal) or (2) otherwise establish to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax. For an exemption to apply to a non-U.S. Holder (as defined in “Section 5 – Material U.S. Federal Income Tax Consideration”), such non-U.S. Holder must (a) certify under penalty of perjury on an appropriate and properly completed IRS Form W-8 that such non-U.S. Holder is not a U.S. person (provided that the Depositary does not have actual knowledge or reason to know that the Holder is a U.S. person) or (b) otherwise establish to the satisfaction of the Depositary that such Non-U.S. Holder is exempt from backup withholding tax. For more detailed discussion of backup withholder tax, see “Section 5 – Material U.S. Federal Income Tax Considerations.”

Appointment of Proxy.

By executing a Letter of Transmittal, you irrevocably appoint our designee as your attorneys-in-fact and proxies with full power of substitution, in the manner set forth the in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable with in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the validly tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked and no subsequent powers of attorney or proxies may be given or subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be in powered to exercise all of our voting and other rights as they, in their sole discretion, may be deem proper at any annual, special or adjourned meeting of IOR’s stockholders, by written consent or otherwise. We reserve the right to require that in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of IOR’s stockholders.

Determination of Validity.

TCI will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility, (including time of receipt) and acceptance of any tender of Shares, and that determination will be final and binding. TCI reserves the absolute right to reject any or all tenders of Shares that TCI determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of TCI’s counsel, be unlawful. TCI also reserves the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such Tender have been cured or waived. None of the Offeror, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give such notification. Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

4.	Withdrawal Rights.

Except as described in this Section 4, validly tendered Shares made in the Offer are irrevocable. If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing on or prior to the Expiration Time of the Offer (as may be extended in accordance with these terms). Further, if TCI has not accepted your Shares for payment within sixty calendar days of the commencement of the Offer, you may withdraw them at any time after that sixty-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank or trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares and the name of the registered holder of Shares, if different from that of the person who tendered the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an eligible institution) signatures guaranteed by and Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of the certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by Book-Entry Transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered at any time before the Expiration Time by again following any of the procedures described in “Section 3 – Procedures for Accepting Offer and Tendering Shares.”

If TCI provides a subsequent offering period (as described in more detail in “Section 1 – Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such subsequent offering period of or Shares previously tendered in the Offer and accepted for payment.

TCI will determine in its sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our determination will be final and binding. None of the Offeror, Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Considerations.

The following is a general summary of the Material U.S. Federal Income Tax Considerations to a beneficial owner of Shares (a “Holder”) who exchanges Shares for cash pursuant to the Offer (including during a subsequent offering period). This discussion is based on U.S. Internal Revenue Code of 1986, as amended (the “Code”) final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices and judicial decisions, all as in effect on the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in U.S. Federal income tax considerations significantly different from those summarized herein. We have not sought, and do not intend to seek, any ruling from the IRS or any other taxing authority with respect to any of the U.S. Federal income tax considerations summarized herein, and there can be no assurance that the IRS will not challenge any of the considerations summarized herein, or that a court will not sustain any such challenge by the IRS.

For purposes of this discussion, the term “U.S. Holder” means a Holder that is, for U.S. Federal income tax purposes is a U.S. person which is a citizen or resident of the United States. A “Non-U.S. Holder” is a Holder (other than a partnership or any entity or arrangement treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. Federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of the exchange of Shares for cash pursuant to the Offer.

This summary is for general information only and does not constitute tax advice. This summary does not address all aspects of U.S. Federal income taxation that may be relevant to Holders in light of their particular circumstances. In addition, this discussion does not apply to certain categories of Holders that are subject to special treatment under the U.S. Federal income tax laws, such as (1) banks, financial institutions or insurance companies, (2) regulated investment companies or real estate investment trusts, (3) brokers or dealers in securities or currencies or traders in securities that elect mark-two-market treatment, (4) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-differed accounts, (5) controlled foreign corporations or passive foreign investment companies), (6) holders that acquired Shares in connection with the exercise of employee stock options or otherwise as compensation for services, (7) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment, (8) holders that are liable for the “alternative minimum tax” under the Code, (9) U.S. Holders whose functional currency is not the U.S. dollar, (10) subchapter S corporations, partnerships or other pass through entities for U.S. Federal income tax purposes, or (11) U.S. expatriates. This discussion does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. Federal state or gift tax laws. In addition, this discussion applies only to Holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally property held for investment) and assumes that the Shares are not “United States real property interests” within the meaning of Section 897 of the Code.)

HOLDERS ARE ENCOURAGED AND URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

Exchange for cash pursuant to the Offer.

U.S. Holders. The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. Federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between (1) the amount of cash received and (2) such U.S. Holder’s adjusted tax basis in its Shares. Generally such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Shares exchanged were held for more than one year as of the date of exchange. Long-term capital gains of non-corporate U.S. Holders generally are subject to U.S. Federal income tax at preferential rates. The deduction of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired for the same cost in the same transaction.)

Non-U.S. Holders. Payments to a Non-U.S. Holder with respect to Shares exchanged for cash pursuant to the Offer generally will not be subject to U.S. Federal income tax unless: (i) the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder”, in which event (a) the Non-U.S. Holder will be subject to U.S. Federal income tax on a net basis under regular graduated income tax rates in the same manner as if such Non-U.S. Holder were (a) U.S. Holder and (b) the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a flat rate of thirty percent (or such lower rate as may be specified under applicable income tax treaty); or (ii) the Non-U.S. Holder is an individual who was present in the United States for one hundred eighty-three days or more the taxable year in which the Shares are exchanged and certain other conditions are met, in which event gain recognized by the Non-U.S. Holder will be subject to U.S. Federal income tax at a flat rate of thirty percent (or such lower rate as may be specified under an applicable income tax treaty), but generally may be offset by U.S. source losses recognized by the Non-U.S. Holder during the same taxable period.

Information Reporting and Backup Withholding Tax.

Payments made to a Holder with respect to Shares exchanged for cash pursuant to the Offer will be reported to the Holder and the IRS to the extent required by the Code and applicable Treasury Regulations. In addition, a non-corporate Holder may be subject to backup withholding tax at the applicable rate (currently 24%) with respect to cash payments received upon the exchange of Shares pursuant to the Offer unless an exemption applies. For an exemption to apply to a U.S. Holder, such U.S. Holder must (1) timely provide the Depositary with a correct tax identification number and otherwise comply with certain certification procedures (generally by providing a properly completed IRS Form W-9 included with the Letter of Transmittal) or (2) otherwise establish to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax. For an exemption to apply to a non-U.S. Holder, such non-U.S. Holder must (a) certify under penalty of perjury on an appropriate and properly completed IRS Form W-8 that such non-U.S. Holder is not a U.S. person (provided that the Depositary does not have actual knowledge or reason to know that the Holder is a U.S. person) or (b) otherwise establish to the satisfaction of the Depositary that such non-U.S. Holder is exempt from backup withholding tax. Each Non-U.S. Holder is urged to consult its own tax advisor to determine which IRS Form W-8 is appropriate in such Non-U.S. Holder’s case. If Shares are held through a non-U.S. partnership or other flow-through entity, certain documentation requirements may also apply to the partnership or other flow-through entity.

Backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding tax rules from a payment to a Holder generally will be allowed as a refund or credit against such Holder’s U.S. Federal income tax liability, provided that such Holder timely furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NYSE American Exchange under the symbol “IOR.” The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE American Exchange as reported in published financial sources.

Year	High	Low
2022 First Quarter Second Quarter Third Quarter Fourth Quarter	$16.99 $15.06 $13.99 $13.50	$10.05 $10.59 $10.11 $11.35
2023 First Quarter Second Quarter Third Quarter Fourth Quarter	$12.40 $11.68 $13.39 $13.99	$10.58 $10.75 $11.09 $11.09
2024 First Quarter Second Quarter Third Quarter Fourth Quarter (through December 13, 2024)	$17.82 $17.00 $19.00 $18.35	$13.40 $16.05 $15.69 $16.01

On December 13, 2024, the last full trading day prior to the date of this Offer to Purchase, the reported closing price for the Shares on the NYSE American was $18.35 per share. Before deciding whether to tender your Shares into and accept the Offer, you should obtain a current market quotation for the Shares.

The Board of Directors of IOR established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each fiscal year. In accordance with that policy, the Board of Directors of IOR determined not to pay any dividends on the IOR common stock in 2023, 2022 or 2021. Further distributions to common stock holders of IOR are to be determined by the Board of Directors of IOR in light of conditions then existing, including IOR’s financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

IOR has a stock repurchase program that allows for the repurchase of up to 1,650,000 Shares. IOR’s repurchase program has no termination date. During the year ended December 31, 2023, IOR repurchased a total of 57,700 Shares in three block transactions at $15.75 per share. Also, on March 22, 2024, IOR repurchased a total of 32,608 Shares in two block purchase transactions at $18 per Share and on August 2, 2024, IOR repurchased a total of 11,928 Shares in two block transactions at $18 per Share. After giving effect to the recent block purchases described, there are 523,003 Shares remaining that can be repurchased under IOR’s repurchase program.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.

If the Offer is consummated and the Minimum Condition has been satisfied or waived, the number of stockholders and the number of Shares that are still in the hands of the public, may be reduced and may in fact be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for the Shares held by stockholders other than the Offeror and its Affiliate. TCI cannot predict whether the reduction in the number of Shares that might otherwise trade publicly might have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing.

Depending upon the Shares purchased pursuant to the Offer, the Shares may no longer meet the minimum standards for continued listing on the NYSE American Exchange. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE American Exchange, the market for the Shares could be adversely affected. Among such criteria, listed companies are required to maintain a minimum of 300 total stockholders, 200,000 Shares publicly held and $2 million in stockholders equity if reported losses from continuing operations and/or net losses in 2 of last 3 fiscal years. If as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet the NYSE American Exchange continued listing standards, the listing of shares on the NYSE American Exchange could be discontinued and the market for the Shares could be adversely affected. In the event the Shares no longer are listed on the NYSE American Exchange, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the public held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Although the NYSE American Exchange also reserves the right to delist companies under a number of circumstances, the Offeror does not currently believe that the IOR Common Stock would be a candidate for delisting after the conclusion of the Offer.

Registration Under the Exchange Act.

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of IOR to the SEC if the Shares are neither listed on a national securities exchange nor held by three hundred or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of IOR subject to registration, would substantially reduce the information required to be furnished by IOR to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to IOR. Furthermore, “affiliates” of IOR (including TCI) and persons holding “restricted securities” of IOR may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on an exchange. We believe the purchase of Shares pursuant to the Offer likely will not result in the Shares becoming eligible for deregistration under the Exchange Act.

If registration of the Shares under the Exchange Act is not terminated after consummation of the Offer, then all requirements of the Exchange Act would remain in effect with respect to IOR and the Shares.

Margin Regulations.

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of the Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning IOR.

IOR is a Nevada corporation with its principal executive offices located at 1603 Lyndon B. Johnson Freeway, Suite 800, Dallas, Texas 75234. The telephone number of IOR’s principal executive offices is 469-522-4200. The members of the Board of Directors and Executive Officers of IOR together with their respective occupations and recent experience are listed on Schedule I attached to this Offer.

IOR subject to the informational reporting the requirements under the Exchange Act and regularly files informational reports on Form 10-K, Form 10-Q, Form 8-K, Proxy Statements and other reports with the SEC. Such filings are also available on IOR’s website at www.incomeopp-realty.com. You may also read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of Public Reference Room. IOR’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

9.	Certain Information Concerning Offeror.

TCI is a Nevada corporation, incorporated on December 20, 1991 and on March 24, 1992, merged with and succeeded Transcontinental Realty Investors, Inc., a Delaware corporation, which was formed May 24, 1990, and which on August 18, 1990 merged with and succeeded Transcontinental Realty Investors, a California business trust, which was organized September 6, 1983 under the name Johnstown Consolidated Realty Trust, and commenced operations on January 31, 1984. On November 30, 1999, TCI acquired all of the outstanding shares of beneficial interest of Continental Mortgage and Equity Trust (“CMET”), a real estate investment trust, in a tax free exchange of shares. Prior to January 1, 2000, TCI elected to be treated as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code of 1986, as amended. During the third quarter of 2000, due to a concentration of ownership, TCI no longer met the requirement for tax treatment as a REIT.

TCI’s common stock is listed and traded on the NYSE under the symbol “TCI.” TCI’s principal executive offices are also located at 1603 Lyndon B. Johnson Freeway, Suite 800, Dallas, Texas 75234 and its telephone number is 469-522-4200. The members of the Board of Directors of TCI consist of the four directors who are also directors of IOR and one additional person. The executive officers of TCI are the same as the as the executive officers of IOR. The members of the Board of Directors and Executive Officers of TCI together with their respective occupations and recent experience are listed on Schedule II attached to this Offer. The contractual advisor to TCI is Pillar Income Asset Management, Inc., a Nevada corporation (“PILLAR”), which is also the contractual advisor to IOR and American Realty Investors, Inc., a Nevada corporation (“ARL”) which has its Common Stock listed and traded on the NYSE and which, together with its subsidiaries owns approximately 78% of the Common Stock of TCI. RAI also owns approximately 7% of the Common Stock of TCI. The Advisory and Cash Management Agreements with Pillar and TCI are substantially the same as Pillar’s Advisory Agreement and Cash Management Agreement with IOR and ARL. TCI’s website is www.transconrealty-invest.com.

TCI is also subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy such reports, statements and other information at TCI’s website or at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. TCI’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

As the Offeror is scheduled to pay cash for Shares tendered pursuant to the Offer, we do not believe that TCI’s financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because (i) the Offer is being made for up to 100,000 outstanding Shares solely for cash and if holders of Shares tender their Shares, they will not have any continuing interest in IOR or TCI, (ii) consummation of the Offer is not subject to any financing condition, and (iii) TCI has sufficient funds available to purchase all Shares validly tendered, and not properly withdrawn, in the Offer.

10.	Source and Amount of Funds.

We estimate that approximately $1,800,000 will be needed to purchase 100,000 Shares validly tendered in the Offer and an additional approximately $140,000 to pay related fees and expenses in connection with the Offer. TCI expects to pay all funds pursuant to the Offer from its own available working capital.

11.	Background of the Offer.

TCI has owned over 80% of the outstanding Shares of IOR Common Stock for several years and believes in the investment potential of the Shares. During the past twelve months, the Market Price of the Shares on the NYSE American Exchange has risen by approximately 60% from $10.11 to over $16 even though only small numbers of Shares have been the weekly volume of trades.

TCI still believes in, and intends to continue its investment approach to, the Shares, but desires to move to a larger percentage ownership so that at some point in the future TCI may avail itself of the Nevada parent subsidiary merger statute (see NRS 92A.180). After considering various methods of acquiring additional Shares, TCI’s Management and Board of Directors determined for TCI to make a limited offer to acquire up to 100,000 Shares to put TCI (assuming TCI also acquires the Shares held by its Affiliate) well over the 90% threshold of the Nevada parent subsidiary merger statute. This Offer to Purchase is the result.

On March 19, 2024, IOR repurchased two blocks of IOR Common stock totaling 32,608 Shares at $18 per Share from two individuals and on August 2, 2024, IOR repurchased 11,928 Shares in two block purchase transactions at $18 per share from two individuals, which reduced the number of outstanding Shares of IOR Common Stock to 4,066,178 Shares. TCI desires to acquire additional Shares as an investment to increase TCI’s holdings by at least 49,353 (1.21% of the current outstanding IOR Common Stock) so that TCI’s ownership coupled with that of its Affiliate RAI would equal at least 91% of the current outstanding Shares of IOR Common Stock. As TCI is not aware of any significant “Blocks” (as defined in Rule 106-18 under the Exchange Act) of Shares held by less than five individuals, TCI believes and intends to give all holders through this limited Offer an equal opportunity to sell Shares to TCI at the same price net to the sellers as the two individuals received from IOR in March and August, 2024. TCI hopes that holders of small numbers of Shares ( 99 Shares or less ) will tender as a way to sell and not suffer brokerage commissions. However, if more than 100,000 Shares are tendered, TCI cannot treat any Shares from those tendering lots with less than 99 Shares any differently than any other Shares tendered, all of which will be subject to pro-ration, unless TCI purchases all Shares tendered.

TCI has made no decision, (other than to seek to acquire Shares in this Offer), about any future transaction involving Shares of IOR Common Stock. See “Section 12 – Purpose of the Offer; Plans for IOR.

12.	Purpose of the Offer; Plans for IOR.

Purpose of the Offer.

The purpose of the Offer is to acquire sufficient additional Shares to advance the ownership of TCI and its Affiliate to at least 91% of the outstanding IOR Common Stock. The Offer is not intended to be a first step in the acquisition of all Shares of IOR, but may ultimately result in that circumstance. Holders of Shares of IOR not purchased pursuant to the Offer (which is wholly voluntary on the part of IOR stockholders to determine whether or not to tender their Shares pursuant to the Offer) do not have appraisal rights in connection with the Offer.

Plans for IOR.

Except as disclosed in the Offer to Purchase, TCI does not have any present plan or proposal that would result in the acquisition by any person of additional securities of IOR (except TCI may purchase additional Shares if available at attractive pricing or TCI may purchase all Shares tendered in the Offer if more than 100,000 Shares are tendered), the disposition of securities of IOR, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IOR, the sale or transfer of a material amount of IOR Shares (except TCI reserves the right to consider any such transactions in TCI’s discretion), any material changes to IOR’s present dividend policy, indebtedness, capitalization, corporate structure, business or any material change to the composition of IOR’s management or the IOR Board.

It is expected that, initially following the conclusion of the Offer, the business and operations of IOR will, except as set forth in this Offer to Purchase, be continued as a stand-alone business unit substantially as they are currently being conducted. TCI will continue to evaluate the business and operations of IOR during and after consummation of the Offer and will take such actions it deems appropriate under the circumstances then existing. Thereafter, TCI intends to continue to work with IOR’s management as a part of a comprehensive review of IOR’s business, operations, capitalization and management with a view to optimizing development of IOR’s potential in conjunction with TCI’s business.

After completion or termination of the Offer, TCI may seek to acquire additional Shares through open market purchases, privately negotiated transactions, or a tender offer or exchange offer or otherwise upon terms and at prices as TCI determines, which may be more or less than the price paid in the Offer. If TCI does not acquire sufficient Shares in the Offer, including any subsequent offering period, to meet the Minimum Condition which would then put TCI (assuming it acquires the Shares held by its Affiliate) under the short-form merger provisions of the Nevada Revised Statutes, without a vote of IOR’s remaining stockholders, TCI will likely seek to acquire additional Shares to place it in a position that the Minimum Condition would have been satisfied.

No Stockholder Approval Required.

Under the Nevada Revised Statutes, if TCI acquires, pursuant to the Offer or otherwise (including by acquisition of the Shares held by its Affiliate), at least 90% plus 1 of the outstanding Shares, TCI believes it could, and may in the future, effectuate a merger under the short-form merger provisions of the Nevada Revised Statutes without a vote of the IOR stockholders. If TCI does not ultimately acquire at least 90% plus 1 Share of the outstanding Shares, any merger or consolidation involving IOR and TCI would need to seek the adoption and approval thereof by a vote of IOR’s stockholders. Thus, assuming that the Minimum Condition is satisfied, upon consummation of the Offer, TCI (together with its Affiliate) would own sufficient Shares to enable TCI, without the vote of any other IOR stockholder, to satisfy the requirements to approve any merger or consolidation without a vote of IOR stockholders.

Rule 13e-3.

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Offer if another business combination follows the purchase of Shares pursuant to the Offer or otherwise in which the Offeror seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning IOR and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction. Offeror believes that Rule 13e-3 will not be applicable to any merger or consolidation effectuated within one year following the consummation of the Offer and, IOR stockholders receive the same price per Share as paid in the Offer.

Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer.

13.	Extension of the Offer; Termination; Amendment.

TCI expressly reserves the right, for any reason, at any time and from time to time prior to the Expiration Time, and regardless of whether any of the events set forth in “Section 15 – Conditions of the Offer” shall have occurred or are deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares. TCI will effectuate any such extension by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension as soon as possible. TCI also expressly reserves the right in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone the payment for Shares upon the occurrence of any of the conditions specified in “Section 15 – Conditions to the Offer” by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement.

TCI’s reservation of the right to delay payment for Shares which have been accepted is limited by the Tier II exemption under Rule 14d-1(d), which requires that TCI must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the tender Offer. Subject to compliance with applicable law, TCI further reserves the right, in its sole discretion, and regardless of any of the events set forth in “Section 15 – Conditions of the Offer” have occurred or are deemed by us to have occurred, to amend the Offer prior to the Expiration Time for any reason. Amendments to the Offer may be made at any time, and from time to time, by public announcement. In the case of an extension the Offer, such amendment must be issued no later than 9:00 a.m., New York City time, on the next Business Day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to the Offer will be disseminated promptly to holders of Shares in a manner reasonably designed to inform holders of Shares of the change. Without limiting the manner in which TCI may choose to make a public announcement, except as required by applicable law or regulation, TCI shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through the Information Agent or PR Newswire, Business, Business Wire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 14e-1(a) and 14d-4(d) promulgated under the Exchange Act. These rules and related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances including the relative materiality of the terms or information; however, in no event will the Offer remain open for fewer than 5 Business Days following such a material change in terms of, or information concerning, the Offer. If (i) we make any change to increase or decrease the price to be paid for the Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the 10th Business Day from, and including, the date that notice of an increase or decrease is first published, sent or given to holders of Shares in the manner specified in this Section 13, the Offer will be extended such that the Expiration Time is at least 10 Business Days after notice of the increase or decrease in the price as announced.

14.	Dividends and Distributions.

The Board of Directors of IOR has previously established a policy that dividend declarations on the IOR Common Stock would be determined on an annual basis following the end of each fiscal year. In accordance with that policy, the IOR Board of Directors determined not to pay any dividends on the Shares in 2023, 2022, 2021 or 2020. Following the conclusion of the Offer TCI has no intention to attempt to influence or change any future IOR Board decision on distributions on the Shares in light of the conditions then existing, including IOR’s financial condition and requirements, future prospects, restrictions in financing agreements, deemed relevant by the IOR Board.

15.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, Offeror will not be required to accept for payment or, subject to applicable rules and regulations of the SEC (including those relating to the obligation of Offeror to pay for, or return the validly tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Offeror may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any validly tendered Shares and not accept for payment any validly tendered Shares if:

(1) prior to the Expiration Time, there is not validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time” and not properly withdrawn a number of Shares that, together with the Shares beneficially owned by Offeror and its Affiliate, constitute at least 91% of the number of then outstanding Shares on a fully diluted basis (the “Minimum Condition”); or

(2) there is in effect any restraint enjoining or preventing the acceptance for payment of, or the payment for the Shares or otherwise prohibiting consummation of the Offer, or any law has been enacted after the date hereof by a governmental authority of competent jurisdiction that prohibits or makes illegal the acceptance for payment of, or the payment for, the Shares pursuant to the Offer; or

(3) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, domestic or foreign, or by any other person, domestic or foreign, before any court of competent jurisdiction or government authority or regulatory or administrative agency, domestic or foreign (i) challenging or seeking to make an illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by TCI or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of TCI, has or may have a material adverse effect on the business, financial condition, income, operations or prospects of TCI or IOR or their respective subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to TCI; or

(4) there shall have been any action threatened, pending or taken or approval withheld or any statute, rule, regulation, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or IOR or TCI or any of their respective subsidiaries by any Court, government or governmental authority or regulatory or administrative agency, domestic or foreign, that, in the sole judgment of TCI might directly or indirectly result in any of the consequences referred to in paragraph (3) above; or

(5) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative authority or agency or any other event that in the sole judgment of TCI might affect the extension of credit by banks or other lending institutions; or

(6) any significant decrease in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad or any change in the general political, market, economic or financial conditions in the United States or abroad that has or may have material adverse significance with respect to TCI’s business, operations or prospects or the trading in the Shares; or

(7) any decline in either the Dow Jones Industrial Average or the Standard & Poor’s Index of 400 Industrial Companies by an amount in excess of 10% measured from the close of business on the day before the Expiration Time.

The foregoing conditions are for the sole benefit of TCI and may be asserted by TCI in its sole discretion regardless of the circumstances (including any action or inaction by any person) giving rise to such conditions, or may be waived by TCI, in its sole discretion, in whole or in part at any time. The failure by TCI at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by TCI concerning the events described in this Section shall be final and binding on all parties.

Notwithstanding this Section 15, TCI may not postpone the acceptance for payment of, or the payment for, Shares tendered as a result of the occurrence of any of the specified events after the Expiration Time. Under Rule 13e-4(f)(5) unless the Offer is terminated, all conditions to the Offer must either be satisfied or waived prior to the acceptance of the Shares for payment at the Expiration Time. Furthermore, TCI may not, consistent with the requirements that withdrawal rights be available while the Offer remains open, terminate the tender period, eliminate withdrawal rights and retain the right to avoid paying for the Shares.

TCI also reserves the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer, provided that TCI has not been required to (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) waive or amend the Minimum Condition, (4) extend the Expiration Time (except to the extent permitted), (5) change the form of consideration payable in the Offer, (6) add to the Offer Conditions or impose any condition to the Offer other than the foregoing conditions, (7) otherwise amend, modify or supplement any of the conditions of the Offer set forth in this Section 15 or terms of the Offer, in each case, in a manner adverse to the holders of Shares or (8) abandon or terminate the Offer, except as expressly provided.

If we make a material change to the terms of the Offer or waive a material condition of the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law. Additionally, if prior to the Expiration Time, Offeror increase the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

16.	Certain Legal Matters; Regulatory Approvals.

General.

Based on an examination of publicly available information filed with the SEC with respect to IOR and other publicly available information, TCI is not aware of any governmental license or regulatory permit that appears to be material to IOR’s business that might be adversely affected by TCI’s acquisition of additional Shares pursuant to the Offer or, except as set forth in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for TCI’s acquisition or ownership of additional Shares pursuant to the Offer. Should any such approval or other action ultimately be deemed to be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes” such approval or other action will be sought. There is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. TCI is unable to predict whether it will determine that TCI is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that it such approvals were not obtained or such other action were not taken adverse consequences might not result to IOR’s business or certain parts of IOR’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. TCI’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15 – Conditions of the Offer.”

Nevada Law.

As a Nevada corporation, IOR is subject to the Nevada Revised Statutes. However, the original Articles of Incorporation, as amended, of IOR provide at Article TENTH that IOR has expressly elected not to be governed by the Nevada “Combinations with Interested Stockholders” statutes contained in NRS 78.411 to 78.444 and the Nevada “Acquisition of Controlling Interest” statutes contained in NRS 78.378-78.3793. Further, while Article TENTH of the Articles of Incorporation of IOR provide certain alternatives to the statutes from which IOR has elected not to be governed, TCI is specifically exempted from that provision as well by virtue of an amendment to the Articles of Incorporation clarifying certain matters adopted in December 2023, following approval by the stockholders or IOR.

State Take Over Statutes.

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, or which have substantial assets, stockholders, principal executive offices or principle places of business or where business operations otherwise have substantial economic effects in, such states. IOR has stockholders throughout the United States, some of which may have enacted such laws. Except as described herein, TCI does not know whether any of these laws will, by their terms, apply to the Offer and TCI has not complied with any such laws. To the extent certain provisions of these laws purport to apply to the Offer or any other matter, TCI believes that there are reasonable bases for contesting such laws.

If any governmental official or third party seeks to apply any state takeover law to the Offer, TCI will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings? If it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate of competent jurisdiction does not determine that it is inapplicable or invalid as applied to the Offer, TCI may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders or holders of Shares within those states and TCI may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case TCI may not be obligated to accept for payment or pay for any validly tendered Shares. See “Section 15 – Conditions of the Offer.”

17.	Fees and Expenses.

TCI has retained D.F. King & Co., Inc. to be the Information Agent and Equiniti Trust Company LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary will each receive reasonable and customary compensation for their respect services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

It is estimated that the expenses incurred by TCI in connection with the Offer will be approximately as set forth below:

Depositary	$57,500	[1]
Information Agent	$25,000
Legal Fees and Related Expenses	$35,000
Filing Fees and Related Fees	$1,500
Printing, Mailing and Distribution Expenses	$16,000
Miscellaneous	$5,000
TOTAL	$140,000

TCI will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. TCI is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If TCI becomes aware of any valid state statute prohibiting of the Offer or the acceptance of the Shares, TCI will make a good faith effort to comply with such state statute. If, after a good faith effort, TCI cannot comply with the state statute, TCI will not make the Offer to, nor will TCI accept tenders from or on behalf, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Offeror (or its affiliate or any other person) not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person will be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purpose of the Offer.

TCI has filed with the SEC a Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO as well as other documents. In addition, IOR has filed the Schedule 14d-9 pursuant to Rule 14d-9 under the Exchange Act together with exhibits thereto setting forth its non-recommendation and furnishing certain additional information. The Schedule TO and the Schedule 14d-9 together with any exhibits or amendments as well as a Schedule 13-D may be examined and copies may be obtained from the SEC in the same manner as described in “Section 8 - Certain Information Concerning IOR” with respect to information concerning IOR.

Dated: December 16, 2024            TRANSCONTINENTAL REALTY INVESTORS, INC.

__________________

1 Depositary Fee is $40,000 plus $17.50 per tender assuming 1,000 tenders.

The Letter of Transmittal and Certificates for Shares and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting certificates representing Shares to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates of Letters of Transmittal will not be accepted. The Letter of Transmittal and Certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is

EQUINITI Trust Company LLC

Operations Center

6201 15th Avenue

Brooklyn, New York 11219

Attn: Reorganization Department

By facsimile transmission

(for eligible institutions only):

Facsimile (718) 765-8758

Confirm facsimile transmission: (718) 921-8317 (toll free) or (877) 248-6417

If delivering by hand, express mail or courier:	By Mail:

EQUINITI Trust Company, LLC	Equiniti Trust Company, LLC
55 Challenger Road, Suite #200	Operations Center
Ridgefield Park, New Jersey 07660	Attn: Reorganization Department
Attn: Reorganization Department	P. O. Box 525
Ridgefield Park, New Jersey 07660

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Toll Free (800) 431-9643

Email: ior@dfking.com

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

INCOME OPPORTUNITY REALTY INVESTORS, INC.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the Directors and Executive Officers of Income Opportunity Realty Investors, Inc. are set forth below. The telephone number of each individual is 469-522-4200 and the address for each is 1603 L. B. J. Freeway, Suite 800, Dallas, Texas 75234. Each of the persons listed below are citizens of the United States of America.

Names, Positions	Present Principal Occupation or Employment and 5-Year Employment History

Henry A. Butler; Director (since November 2005) and Chairman of the Board (since May 2009)	Retired Broker-Land Sales (April 30, 2011 – April 30, 2019 for Pillar); Director (since July 2003) and Chairman of the Board (since May 2009) of ARL; Director (since November 2005) and Chairman of the Board (since May 2009) of TCI.

Robert A. Jakuszewski; Director (since March 16, 2004)	Territory Manager for Artesia Labs (since April 2015); Director of ARL and TCI (since November 22, 2005).

Ted R. Munselle; Director (since May 2009); Presiding Director	Vice President and Chief Financial Officer (since October 1998) of Landmark Nurserys, Inc.; Director (since February 2004) of ARL and TCI; Certified Public Accountant (since 1980). Mr. Munselle is also a Director (since February 17, 2012) of Spindletop Oil & Gas Company, a publicly held Texas corporation whose stock is traded in the over-the-counter (“OTC”) market.

Fernando Victor Lara Celis; Director (since October 11, 2023)	Mr. Lara is an entrepreneur and for more than the past 5 years, the General Manager and President of FYA Project, LLC, a Schlotzsky’s Deli Franchisee (Restaurant and Fast Food) which owns and operates 7 locations in the North Dallas, Texas area. He is also the General Manager and President in UDF de Mexico S. de R.L. de C.V., a Dallas, Texas based independent contractor which manages real estate projects Loma Bonita and La Laguna in Tampico, Mexico, Mr. Lara is also a Director (since October 11, 2023) of ARL and TCI.

Louis J. Corna; Executive Vice President, General Counsel, Tax Counsel and Secretary (since January 31, 2004) of IOR, TCI and ARL .	Executive Vice President, General Counsel/Tax Counsel and Secretary of Pillar for more than the past 5 years. He is a Certified Public Accountant.

Erik L. Johnson; President and Chief Exective Officer (since May 28, 2024) of IOR, TCI and ARL.	Mr. Johnson has served as President since May 28, 2024 of Pillar, IOR, TCI and ARL; prior thereto, he was Chief Financial Officer of Pillar (since June 29, 2020) and Executive Vice President and Chief Financial Officer (August 17, 2020 to May 28, 2024 of TCI and ARL and (December 16, 2021 to May 28, 2024) of IOR; prior to June 2020, he served as Vice President of Financial Reporting at Macereich (“NYSE: MAC”) and served as the Chief Accounting Officer of North American Scientific, Inc. He is a Certified Public Accountant.

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

TRANSCONTINENTAL REALTY INVESTORS, INC.

Names, Positions	Present Principal Occupation or Employment and 5-Year Employment History

Henry A. Butler; Director (since November 2005) and Chairman of the Board (since May 2009).	Retired (since April 30, 2019); Mr. Butler served as Vice President for Pillar from April 2011 to April 30, 2019. He has also served as Chairman of the Board since May 2009 and a Director since November 2005 of ARL and Chairman of the Board since May 2011 and a Director since February 11, 2011 of IOR.

William J. Hogan; Director (since February 2020).	Retired (since December 31, 2020); Registered Representative and Investment Advisor Representative from January 2013 to December 2020 by Cetera Advisor Networks LLC, a general securities and investment advisory firm with an office in San Antonio, Texas. (from November 2009 through December 2012 Mr. Hogan was a registered representative employed by Financial Network Investment Corp. in San Antonio, Texas. He holds Series 7 (General Securities Representative), Series 63 (Uniform Securities Agent State Law) Series 65 (Investment Advisor) Licenses issued by the Financial Industry Regulatory Authority (“FINRA”). Mr. Hogan has also been a Director of ARL since February 2020.

Robert A. Jakuszewski; Director (since November 2005).	Mr. Jakuszewski has served as a Territory Manager for Artesia Labs since April 2015. He was a Medical Specialist from January 2014 to April 2015 for Vaya Pharma, Inc. He has also been a Director of ARL since November 2005 and a Director of IOR since March 2004.

Fernando V. Lara Celis; Director (since October 2023).	Mr. Lara is an entrepreneur and for more than the past 5 years, the General Manager and President of FYA Project, LLC, a Schlotzsky’s Deli Franchisee (Restaurant and Fast Food) which owns and operates 7 locations in the North Dallas, Texas area. He is also the General Manager and President in UDF de Mexico S. de R.L. de C.V., a Dallas, Texas based independent contractor which manages real estate projects Loma Bonita and La Laguna in Tampico, Mexico. Mr. Lara is also a Director of ARL and IOR since October 11, 2023.

Ted R. Munselle; Director (since February 2004). Also the Presiding Director.	Mr. Munselle has been Vice President and Chief Financial Officer of Landmark Nurserys, Inc. since October 1998. Since October 2021 he has also been a member of the Board of Directors of Spindletop Oil & Gas Company which has its stock traded in the over-the-counter market. He has also served as a Director of ARL since February 2004 and a Director of IOR since May 2009. Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and is a Certified Public Accountant (since 1980).

Erik L. Johnson; President and Chief Executive Officer of TCI, ARL and IOR (since May 28, 2024).	Mr. Johnson is also President of Pillar, IOR, TCI and ARL (since May 28, 2024), and Chief Financial Officer of Pillar (since June 2020) and Interim President (April 2023 to May 2024); prior thereto, he was Executive Vice President and Chief Financial Officer (August 17, 2020 to May 28, 2024) of TCI and ARL and (December 16, 2021 to May 28, 2024) of IOR. Prior to June 2020, he was Vice President of Financial Reporting at Macereich (“NYSE: MAC”) and has served Chief Accounting Officer of North American Scientific, Inc. He is also a Certified Public Accountant.

Louis J. Corna; Executive Vice President, General Counsel/Tax Counsel and Secretary of TCI, ARL and IOR (since February 2004).	He has also been Executive Vice President and Secretary of Pillar for more than the past five years. Mr. Corna is also a Certified Public Accountant.